UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

AlphaPoint Technology, Inc.
Name of Issuer

Common Stock, $0.01 par value
Title of Class of Securities

020795100
CUSIP No.

Harrison Law, P.A., 8955 U.S. Highway 301 N., No. 203, Parrish, FL 34219 941-723-7564
Name Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2015
Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 020795100
(1)	Names of Reporting Persons. Matthew S. Downes
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
(6)		Citizenship or Place of Organization: United Kingdom
Number Of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 10,614,796
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 10,614,796
	(10)	Shared Dispositive Power: 0
(11)		Aggregate amount beneficially owned by each reporting person: 10,614,796
(12)		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)		Percent of Class Represented by Amount in Row (11): 7.8%*
(14)		Type of Reporting Person (See Instructions): IN

*Based on 135,576,524 shares of Common Stock outstanding

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock (“Common Stock”), of AlphaPoint Technology, Inc. (the “Issuer”), with its principal executive offices located at 6371 Business Blvd., Suite 200, Sarasota, Florida 34240.

Item 2. Identity and Background.

(a)

This statement is being filed by Matthew S. Downes (the “Reporting Person”).

(b)

The Reporting Person’s business address is c/o AlphaPoint Technology, Inc., 6371 Business Blvd., Suite 200, Sarasota, FL 34240.

(c)

Matthew S. Downes is a shareholder of AlphaPoint Technology, Inc.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)

The Reporting Persons is a citizen of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

Reporting Person acquired these Shares in exchange for Reporting Person’s shares of Strategy to Revenue, Limited, a United Kingdom company, (“STR”), pursuant to a Share Exchange Agreement between Issuer and STR, which closed on October 14, 2015 and which was reported in Issuer's Form 8-K filed on October 15, 2015, and Amended Form 8-K filed on December 17, 2015.

This Schedule 13D relates to Reporting Person’s acquisitions during the last twelve (12) months.

Item 4.  Purpose of Transaction.

The purpose of this transaction was to advance the growth strategies of the Issuer and provide critical expansion in the Revenue Acceleration sector.

Item 5.  Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of the 10,614,796 Shares, or approximately 7.8% of the Shares outstanding.

(b)

The Reporting Person has sole voting and dispositive power with respect to the 10,614,796 Shares beneficially owned by him.

(c)

On October 15, 2015, the Reporting Person accepted 10,614,796 shares of Issuer stock in exchange for all his interest in STR (214,706 shares) (based on a $5.69 per share valuation of STR and $0.098 per share of Issuer).

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2016	by:	/s/ Matthew S. Downes
Matthew S. Downes